Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(unaudited)
U.S. dollars

	March 31,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$40,135,363	$41,848,986
Value-added tax and other current assets	352,362	640,244

	40,487,725	42,489,230

Mineral properties and deferred expenditures (Notes 3 and 7)	50,006,325	47,355,378
Property, plant and equipment	396,725	416,464
Other assets	31,438	32,028

Total assets	$90,922,213	$90,293,100

Liabilities and Shareholders’ Equity
Current liability:
Accounts payable and accrued liabilities (Notes 3 and 4)	$1,769,118	$738,384

Asset retirement obligation (Note 5)	208,438	203,818

Total liabilities	1,977,556	942,202

Shareholders’ equity (Note 6):
Share capital - 82,704,914 common shares (2004: 82,687,043)	107,679,343	107,661,917
Contributed surplus	1,484,464	—
Warrants	5,889,375	7,373,839
Stock options	1,346,385	1,043,156
Deficit	(27,454,910)	(26,728,014)

	88,944,657	89,350,898

Total liabilities and shareholders’ equity	$90,922,213	$90,293,100

Contingencies (Note 7)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(unaudited)
U.S. dollars

	Three Months Ended March 31,
	2005	2004

Interest income	$233,514	$316,926
Income from option payments	—	100,000

	233,514	416,926

General and administrative expenses	363,910	290,556
Exploration expense	39,837	69,333
Reclamation and closure costs	—	12,500
Stock-based compensation expense	187,103	51,604
Interest expense	—	40,260
Foreign exchange loss, net	362,211	587,903

	953,061	1,052,156

Loss before income taxes	(719,547)	(635,230)

Income tax provision	7,349	54,356

Net loss	(726,896)	(689,586)

Deficit at beginning of period as previously reported	(26,728,014)	(27,695,861)

Stock-based compensation expense	—	(400,615)

Deficit at beginning of period as restated	(26,728,014)	(28,096,476)

Deficit at end of period	$(27,454,910)	$(28,786,062)

Basic and diluted net loss per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	82,694,391	81,819,335

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(unaudited)
U.S. dollars

	Three Months Ended March 31,
	2005	2004

Cash flows provided from (used for) operating activities
Net loss	$(726,896)	$(689,586)
Non-cash items:
Depreciation and amortization	4,857	2,658
Reclamation and closure costs	—	12,500
Stock-based compensation expense	187,103	51,604
Interest expense	—	40,260
Common share contribution to retirement plan	4,790	5,552
Foreign exchange loss on foreign cash held	362,211	587,903
Changes in non-cash working capital:
Value-added tax and other current assets	287,882	(1,099,990)
Accounts payable and accrued liabilities	64,284	171,792
Reclamation and closure cost obligation	—	(25,209)

	184,231	(942,516)

Cash flows (used for) investing activities
Acquisition of subsidiary, net of cash acquired	—	(5,000,000)
Mineral properties and deferred expenditures	(1,541,643)	(6,097,239)
Payments to acquire property, plant and equipment	(857)	(224,999)

	(1,542,500)	(11,322,238)
Cash flows provided from (used for) financing activities
Proceeds from exercise of warrants	—	400,230
Proceeds from exercise of options	6,857	251,515
Repayment of acquisition debt	—	(6,000,000)
Repayment of note payable	—	(200,100)

	6,857	(5,548,355)

Foreign exchange loss on foreign cash held	(362,211)	(587,903)

Decrease in cash and cash equivalents	(1,713,623)	(18,401,012)

Cash and cash equivalents, beginning of period	41,848,986	66,110,056

Cash and cash equivalents, end of period	$40,135,363	$47,709,044

Cash and Cash Equivalents Consist of:
Cash on hand and balances with banks	$1,200,271	$2,703,202
Short-term investments	$38,935,092	$45,005,842

Non-cash Investing Activities:
Stock-based compensation expense allocated to deferred expenditures	$116,126	$361,306

Income Tax Payments	$28,483	$—

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(unaudited)
U.S. dollars

1.	Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004.

2.	Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in Mexico and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project (Note 7).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Noranda Inc., and is pursuing various other exploration projects in North and South America.

3.	Mineral Properties and Deferred Expenditures

	Cerro San		Rio	Other
	Pedro,	El Morro,	Figueroa,	projects,
	Mexico	Chile	Chile	Chile	Total
Balance at December 31, 2004	$45,215,225	$1,639,589	$491,038	$9,526	$47,355,378
Mineral properties	—	—	18,028	3,471	21,499
Deferred expenditures	2,292,310	4,872	332,266	—	2,629,448

Balance at March 31, 2005	$47,507,535	$1,644,461	$841,332	$12,997	$50,006,325

On March 30, 2005, the Company extended its Standby Agreement (the “Agreement”) with Washington Group International (“Washington”) in order to retain Washington’s construction equipment at the Cerro San Pedro project site while the Company attempts to resolve various permitting and other issues involving the project. The Agreement provides for the Company to make monthly payments to Washington of $138,000 from March 2005 through August 2005. In addition, the Agreement requires the Company to pay Washington $835,000 for depreciation and other costs, and an additional $251,000 for equipment demobilization and related costs. As of March 31, 2005, the Company had accrued $1,224,000 relating to this Agreement.

4.	Related Party Transactions

On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses.

The Company incurred costs pursuant to this agreement totaling $15,000 during the three months ended March 31, 2005, resulting in an amount owed to the director of $27,000 as of March 31, 2005.

On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $10,339 during the three months ended March 31, 2005, all of which had been paid as of March 31, 2005.

5.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $208,438 at March 31, 2005, of which $16,084 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.	Share Capital

a) Common shares issued and outstanding

	Shares	Amount
Balance at December 31, 2004	82,687,043	$107,661,917
Exercise of stock options	10,000	6,857
Shares issued for retirement plan	7,871	10,569

Balance at March 31, 2005	82,704,914	$107,679,343

b) Warrants
As of March 31, 2005, the Company had outstanding warrants to purchase 19,350,000 common shares as follows:

		Outstanding
	Exercise	at			Outstanding
	Price	December			at March 31,
Expiry Date	(Cdn$)	31, 2004	Exercised	Expired	2005
March 11, 2005	$2.00	5,049,000	—	(5,049,000)	—
December 11, 2008	$3.10	19,350,000	—	—	19,350,000

		24,399,000	—	(5,049,000)	19,350,000

The fair value attributable to the warrants that expired on March 11, 2005 of $1,484,464 was allocated to contributed surplus.

c) Stock Options
As of March 31, 2005, the Company has outstanding stock options to purchase 3,175,500 common shares as follows:

	Weighted
	Average
	Exercise
	Price	Number	Amount
	(Cdn$)	Outstanding	(US$)
Balance at December 31, 2004	$1.36	2,535,500	$1,043,156
Granted	1.64	650,000	232,740
Exercise of options (granted prior to January 1, 2002)	0.85	(10,000)	—
Vesting of options (granted January 1, 2002 to December 31, 2004)	—	—	70,489

Balance at March 31, 2005	$1.42	3,175,500	$1,346,385

Exercisable at March 31, 2005	$1.33	2,479,666

The aggregate fair value of options granted during the three months ended March 31, 2005 was $403,635.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2005

Risk-free interest rate (Canada)	3.7%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	65%
Expected life of option	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

7. Contingencies

a) The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the “Project”) that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b) In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who are seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

c) In April 2004, an Agrarian Court in San Luis Potosí, Mexico, rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, have appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.